Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

July 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller
Nudrat Salik
Tracey Houser

Re:	Bull Horn Holdings Corp.
Registration Statement on Form S-4
Filed May 25, 2022
File No. 333-265206

Ladies and Gentlemen:

Bull Horn Holdings Corp. (the “Company,” “Bull Horn,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 22, 2022, regarding the Registration Statement on Form S-4 filed with the Commission on May 25, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-4 filed May 25, 2022

Frequently Used Terms, page iii

1.	Please delete any terms that are not used in the registration statement, such as the defined term “Coeptis warrants,” or revise as appropriate.

In response to the Staff’s comment, we have revised the disclosure on pages iii, iv and vi of the Amended Registration Statement.

Anticipated Accounting Treatment, page 8

2.	Your disclosures on page 8 regarding the planned accounting treatment do not appear consistent with those disclosed on page 29. Specifically on page 8 you indicate that the transaction will be accounted for as a business combination and any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired will be recorded as goodwill. Please revise your disclosures as necessary.

In response to the Staff’s comment, we have revised the disclosure on pages 8 and 29 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Interests of the Sponsor, Directors and Officers in the Business Combination, page 8

3.	Please quantify here and in other relevant sections of the registration statement the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please ensure that the aggregate amount you disclose includes the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, if any. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, we have revised the disclosure on pages 9, 22, 23, 42, 68, 96 and 97 of the Amended Registration Statement.

Questions and Answers

Why am I receiving this proxy statement/prospectus?, page 13

4.	We note your disclosure on page 7 that “[t]he presence, in person virtually or by proxy, of Bull Horn shareholders representing at least 50% of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.” However, on page 14, you note that “[t]he presence, in person virtually or by proxy, of Bull Horn shareholders representing a majority of the issued and outstanding ordinary shares on the Record Date and entitled to vote on the Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.” Please reconcile.

In response to the Staff’s comment, we have revised the disclosure on pages 7, 14 and 69 of the Amended Registration Statement.

What equity stake will current Bull Horn shareholders and Coeptis stockholders hold..., page 18

5.	Please include footnotes to the table provided to disclose the number of shares associated with Bull Horn warrants and Coeptis warrants and convertible debt to be outstanding at the completion of the Business Combination. Confirm to us that the shares included in the table will be issued and outstanding at the completion of the Business Combination.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amended Registration Statement. We hereby confirm that the shares included in the table will be issued and outstanding at the completion of the Business Combination.

May the sponsor, Bull Horn’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page 24

6.	We note your disclosure that “[p]ursuant to the Insider Letter Agreement, the sponsor has agreed to waive its Redemption Rights with respect to the founder shares and any public shares purchased during or after the IPO in connection with the consummation of the Business Combination.” Please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, we have revised the disclosure on page 24 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 28

7.	Please expand your disclosures to include all the material terms of the transaction, including quantification of the Merger Consideration based on the facts and circumstances presently known for each component, the number of new shares of Bull Horn common stock to be issued to Coeptis stockholders and to be issued to Coeptis warrant holders, and the number of new shares of Bull Horn common stock the Permitted Debt is convertible into. Also disclose that all other outstanding equity instruments of Coeptis will be terminated/cancelled without compensation, if correct. Please confirm that the outstanding unpaid transaction expenses and transaction bonuses have been reflected in the pro forma financial information.

In response to the Staff’s comment, we have revised the disclosure on page 29 of the Amended Registration Statement. We hereby confirm that the outstanding unpaid transaction expenses and transaction bonuses have been reflected in the pro forma financial information.

8.	We note your disclosures regarding the merger, including on page 3, indicate that certain issued and outstanding warrants to acquire shares of Coeptis stock will be assumed by Bull Horn and converted into a warrant for shares of Bull Horn common stock. Please address what consideration was given to reflecting these warrants in the pro forma financial information.

In response to the Staff’s comment, we have revised the disclosure on pages vi, 29 and 36 of the Amended Registration Statement. We expect there to be warrants to purchase 1,319,197 shares as a result of the conversion of Coeptis warrants to Bull Horn warrants (Assumed Warrants), which will be equity classified instruments. The footnotes to the pro forma financial information have been revised to include the disclosure of these warrants. As the inclusion of these warrants in the calculation of earnings per share is anti-dilutive, they do not impact the weighted average share calculation or the earnings per share calculation.

9.	We note your disclosures on page 1 indicate that the sponsor agreed to lend Bull Horn $66,667 per month, or up to $400,000, to deposit into the trust account in connection with the extension of Bull Horn’s termination date from May 3, 2022 to November 3, 2022. Please address what consideration was given to reflecting this loan in the pro forma financial information.

In response to the Staff’s comment, we have revised the disclosure on page 32 of the Amended Registration Statement to reflect that $200,001 has been borrowed by Bull Horn from the sponsor.

10.	Please address what consideration was given to reflecting the impact of the Domestication transaction in the pro forma financial information.

The Company reviewed the impact of the Domestication as part of the initial filing and determined that the only impact would be additional transaction costs and the conversion of ordinary shares into common stock which are included in the pro forma financial information.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

11.	We note your disclosures on page F-68 indicating that Coeptis entered into an agreement with Statera Biopharma, Inc. for the acquisition by Coeptis of Statera’s toll-like receptor 5 (TLR5) agonist platform for $6 million. Please address what consideration you gave to reflecting this transaction in your pro forma financial information pursuant to Rule 11- 01(a) of Regulation S-X.

As of the initial filing date of the Registration Statement, we did not consider the state of the potential acquisition of Statera Biopharma by Coeptis to be at a sufficient stage to include in the pro forma financial information. In response to the Staff’s comment, we have revised the pro-forma unaudited financial statements on pages 32 and 37 of the Amended Registration Statement to reflect the agreement with Statera Biopharma, Inc.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets, page 36

12.	It appears that the $32,738 adjustment to additional paid-in capital is part of Adjustment (3) rather than (2). Please advise or revise as necessary.

In response to the Staff’s comment, we have changed the footnote identifier to (3) on page 32 of the Amended Registration Statement.

13.	For adjustment (4) related to the payment of estimated legal, financial advisory and other professional fees, we note the adjustment to cash and cash equivalents, prepaid expenses and other current expenses and deferred underwriting fee payable. It would appear that there should also be an adjustment to accumulated deficit. Please advise or revise as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Amended Registration Statement.

14.	For adjustment (6), please provide all of the disclosures required by Rule 11-02 (a)(11)(ii)(B) of Regulation S-X regarding your incomplete accounting. Tell us your consideration for disclosing any corresponding impact to the pro forma statement of operations related to the change in fair value of warrants.

The expected share structure of the Company post-Business Combination is expected to be a single class structure which removes the primary reason the warrants are currently liability classified. There may be other provisions within the warrant agreement, such as the settlement amount not being at fair value, that may still require liability treatment for the warrants. The Company has not made a formal determination with respect to this guidance and believes the presentation reflecting continued liability treatment of its warrants to be appropriate. In response to the Staff’s comment, we have included additional disclosure on page 36 of the Amended Registration Statement. Similarly, as a formal determination of the value or treatment of the Company’s liabilities post-Business Combination has not been made, the unaudited pro forma condensed combined statement of operations does not contain any pro-forma adjustment resulting from a determination that the Company’s warrants should be equity classified or from a change in the value of the warrants as liabilities.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 36

15.	It is not clear how the $5.6 million in Adjustment 2 corresponds to the $6.7 million in Adjustment 4 to the Pro Forma Combined Balance Sheet discussed on page 36. Please revise your disclosures as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Net Income (Loss) per Share, page 37

16.	Please expand your disclosure to explain how the 12,864,702 shares was calculated. Also disclose the number of shares that are anti-dilutive and not included in the diluted shares outstanding by type.

In response to the Staff’s comment, we have revised the disclosure on page 37 of the Amended Registration Statement.

Risk Factors

Bull Horn’s shareholders will experience dilution due to the issuance of Company Common Stock to the Coeptis stockholders..., page 41

17.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, we have revised the disclosure on the cover page and page 40 of the Amended Registration Statement.

The Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum..., page 52

18.	We note that the Amended and Restated Certificate of Incorporation will provide that, unless the company consents to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such a provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to note that this provision may also make it more costly for a shareholder to bring a claim against you.

In response to the Staff’s comment, we have revised the disclosure on page 51 of the Amended Registration Statement.

Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you..., page 57

19.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, we have revised the disclosure on pages 56 and 57 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Competition in the biotechnology and pharmaceutical industries may result in competing products..., page 64

20.	We note your disclosure that “[y]our current clinical trials may be insufficient to demonstrate that [y]our potential products will be active, safe, or effective.” Please revise to specify which clinical trials you are referring to.

In response to the Staff’s comment, we have revised the disclosure on page 64 of the Amended Registration Statement.

Closing Conditions, page 95

21.	We note your disclosure that a condition to closing the Business Combination is the approval of the Bull Horn common stock for listing on Nasdaq, subject to official notice of issuance. Please disclose which Nasdaq market tier you intend to list on and whether this condition to closing could be waived without recirculation or resolicitation. Also, please advise us as to the Nasdaq listing standard that you intend to qualify for, the status of your listing process and whether it appears at this time that you meet the listing standard.

In response to the Staff’s comment, we have revised the disclosure on page 94 of the Amended Registration Statement. We hereby advise the Staff that we have submitted a listing application to list on the Nasdaq Capital Market, as we believe the Combined Company meet the listing standards for this tier.

Interests of Bull Horn’s Directors and Officers and Others in the Business Combination, page 97

22.	It appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amended Registration Statement.

Background of the Business Combination, page 99

23.	Please disclose whether the sponsor and management have a track record with SPACs. If so, please provide balanced disclosure about this record and the outcomes of prior transactions.

In response to the Staff’s comment, we have revised the disclosure on page 98 of the Amended Registration Statement.

24.	We note your disclosure that from May 2021 through July 2021, you negotiated with Company B, “a company with a portfolio of professional team assets” and that over the course of “three months, [you] worked to finalize the portfolio of assets and process for taking said assets into a public structure.” Please clarify whether these assets relate to professional sports franchises. Please also clarify if communications with Company B ceased after three months and if so, why.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

25.	Please provide further detail regarding the business of Company C. Please also clarify how the market conditions were different in March of 2022 as compared to April of 2022 when you signed the merger agreement with Coeptis.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

26.	Please explain why the transaction with Company D was abandoned.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

27.	Please disclose any discussions about continuing employment or involvement for any persons affiliated with Bull Horn Holdings Sponsor LLC before the Business Combination and any formal commitment to retain JonesTrading after the Business Combination.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

28.	Please provide further detail regarding your process for identifying a target company to enter into a business combination with. For example, please explain how and why your search shifted from entertainment, media and sports companies to Coeptis and indicate whether you evaluated other companies in the life sciences industry.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

29.	We note your disclosure that on March 8, 2022, the Bull Horn Board had a call to discuss terminating negotiations with a target. Please clarify which target you terminated negotiations with at this time and why.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

Description of Negotiation Process with Coeptis, page 100

30.	Please revise your disclosure to provide a materially complete description of the valuation negotiations between Bull Horn and Coeptis.

In response to the Staff’s comment, we have revised the disclosure on page 100 of the Amended Registration Statement.

Bull Horn Board’s Reasons for the Approval of the Business Combination, page 102

31.	Please disclose whether and how the Board took into account the consideration to be paid for the transaction. If the Board did not take this factor into account, please explain why. Please also disclose the public market valuation of Coeptis at the time the merger agreement was entered into, compare that valuation to the value of the merger consideration being paid to acquire Coeptis, and discuss how the board viewed any premium or discount to Coeptis’ public market valuation and how that factored into the Board’s decision.

In response to the Staff’s comment, we have revised the disclosure on page 103 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Engagement of Vantage Point, page 104

32.	Please disclose the compensation paid or payable to Vantage Point. Refer to Item 1015(b)(4) of Regulation M-A. Please ensure that your disclosure includes the fees Vantage Point will receive upon completion of the business combination and any amount that is contingent upon completion of the business combination.

In response to the Staff’s comment, we have revised the disclosure on page 103 of the Amended Registration Statement.

Opinion of Vantage Point, page 105

33.	We note your disclosure that Vantage Point’s Opinion to the Bull Horn Board stated in part that the Business Combination is fair, from a financial point of view, to Bull Horn. Please include cautionary language noting, if true, that the fairness opinion addresses the fairness to all shareholders of Bull Horn as a group as opposed to only those shareholders of Bull Horn unaffiliated with the sponsor or its affiliates.

In response to the Staff’s comment, we have revised the disclosure on page 104 of the Amended Registration Statement.

Valuation Approaches/Methodologies Used, page 106

34.	We note the disclosure on page 178 that Coeptis’ ownership interests in the Vy-Gen Bio products represents a 50% ownership interest in such technologies, with the ownership interest in the therapeutic product scalable down to 20% under certain circumstances and with the ownership interest in the diagnostic product scalable down to 25%. Please expand the disclosure in this section to address how Vantage Point factored in Copetis’ ownership levels, which could range from 50% to 20% or to 25%, when determining the valuation of Coeptis.

In response to the Staff’s comment, we have revised the disclosure on page 106 of the Amended Registration Statement.

Public Stock Price Analysis, page 107

35.	Please disclose the underlying data for the valuation of the selected comparable companies. In addition, please revise to disclose whether the companies had assets in preclinical or clinical development at the relevant time and please revise to disclose the development stage of the companies’ lead product candidate at the relevant time. Please provide an explanation regarding why no SPAC transactions were included in the analysis.

In response to the Staff’s comment, we have revised the disclosure on pages 107, 108 and 109 of the Amended Registration Statement.

Fairness Analysis Summary, page 112

36.	We note that Vantage Point’s opinion is dated April 18, 2022, which is before holders of 4,258,586 public shares exercised their right to redeem their shares in connection with the special shareholder meeting held on April 26, 2022, which left approximately $32.7 million in the trust account. Please provide disclosure noting this development here in order to balance your disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 114 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Director Nominations, page 145

37.	We note your disclosure that your board consists of six directors and is divided into two classes with one class comprised of Messrs. Gandler, Wattenberg and Schaer and the other comprised of Messrs. Striar, Calise and Master. However, earlier in the filing you note that Baron Davis currently serves as a director as well. Please reconcile.

In response to the Staff’s comment, we have revised the disclosure on page 148 of the Amended Registration Statement to include Mr. Davis.

Collaborations for Product Development - Research and Development, page 178

38.	Please disclose whether Coeptis’ activities and agreements with Vy-Gen Bio, Inc. have involved any development activities conducted by Coepetis. If so, please provide the material details of such research or development activities. Additionally, please disclose the status of each of the Vy-Gen products described in this section including the current status of development, the results of any preclinical or clinical trials, the regulatory applications submitted, if any, and the current status of those applications, and anticipated development timelines for the products.

In response to the Staff’s comment, we have revised the disclosure on page 181 of the Amended Registration Statement.

39.	We note your disclosure that Coeptis has acquired a certain “ownership interest” in the technologies developed by VyGen-Bio, Inc. Please clarify the meaning of the term “ownership interest” in this context. For example, please disclose whether Coeptis’ 50% ownership interest applies to the intellectual property of such technologies, the physical ownership of such technologies, the revenue created by such technologies, or some other means of ownership. Furthermore, with regard to the CD38 Agreements, please disclose all relevant terms including, but not limited to, the parties to the agreement, any royalty percentages and any milestone payments. Please also revise your disclosure to note which of the co-development agreements you have attached as exhibits.

In response to the Staff’s comment, we have revised the disclosure on pages 181 and 186 of the Amended Registration Statement.

40.	Please disclose the relevant provisions set forth in the binding Letter of Intent between Statera BioPharma and Coeptis.

In response to the Staff’s comment, we have revised the disclosure on pages 182 and 186 of the Amended Registration Statement.

41.	We note your disclosure that “[t]he global multiple myeloma market was $19.48 billion in 2018 and is expected to reach $31 billion by 2026, according to Fortune Business Reports.” Revise to disclose the countries or jurisdictions where Vy-Gen is seeking regulatory approval for its drug product candidates and disclose the total addressable market in those countries and jurisdictions.

In response to the Staff’s comment, we have revised the disclosure on pages 181 and 185 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

42.	We note the disclosure that in December 2021, Coeptis completed its payment obligations to secure the 50% ownership interest in the CD38-Diagnostic, and also entered into an amendment of the CD038-GEAR-NK promissory note to extend the maturity date to March 31, 2022. Please update your disclosure to indicate whether the promissory note was paid on the extended maturity date and, if not, whether there was any impact on the ownership interest.

In response to the Staff’s comment, we have revised the disclosure on pages 181 and 186 of the Amended Registration Statement.

Our Growth Strategy, page 180

43.	We note Coeptis’ current ownership interests in the Vy-Gen technologies and your disclosure that your growth strategy will be to continue to seek for acquisition, investment or partnering novel products and technologies. Please provide us with a detailed legal analysis analyzing whether Coeptis or the combined company will, or may, meet the definition of an “investment company” under the Investment Company Act of 194 (“1940 Act”). Please also provide us with a complete and detailed explanation of the basis for reliance on any exemption or exclusion from the definition of investment company under the 1940 Act. For each type of investment made by Coeptis or the combined company, please provide a legal analysis of whether such investment type is eligible for treatment under the exclusion provided by Section 3(c)(5)(A) and/or (B) of the 1940 Act. To the extent that such analyses reference prior staff guidance, please address in your response any factual differences between the Coeptis’ activities, and the proposed activities of the combined companies, and the activities addressed in such staff guidance.

If appropriate, please include a risk factor that if Coeptis or the combined companies were determined to be an investment company under the U.S. Investment Company Act of 1940, applicable restrictions could make it impractical for you to continue your business as contemplated which could have a material adverse effect on your business, results of operations and financial condition.

We respectfully advise the Staff that for the reasons discussed below, neither Coeptis Therapeutics, Inc. (“Therapeutics”) nor its wholly-owned subsidiary Coeptis Pharmaceuticals, Inc. (“Pharmaceuticals” and together with Therapeutics, “Coeptis”) is an investment company for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).

With respect to Therapeutics, its primary asset is its ownership interest in Pharmaceuticals. Under Rule 3a-1 promulgated under the 1940 Act, Therapeutics is not, by virtue of its ownership interest in Pharmaceuticals, an investment company because (i) Pharmaceuticals is primarily controlled by Therapeutics and (ii) Pharmaceuticals is not, for the reasons discussed below, itself an investment company.

With respect to Pharmaceuticals, Coeptis believes that it does not meet any prong of the definition of “investment company” under Section 3(a)(1) of the 1940 Act, and is not an investment company. Specifically (i) with reference to Section 3(a)(1)(A), Coeptis does not “hold[s] itself out as being engaged primarily, or propose[s] to engage primarily, in the business of investing, reinvesting, or trading securities;” (ii) with reference to Section 3(a)(1)(B), Coeptis does not “engage[d] or propose[s] to engage in the business of issuing face-amount certificates of installment type, or has been engaged in such business and has any certificate outstanding;” and (iii) with reference to Section 3(a)(1)(C), Coeptis does not “engage[d] in or propose[s] to engage in the business of investing, reinvesting, owning, holding or trading in securities” or own any “investment securities.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

The assets that are referenced in the Staff’s comment letter are to Coeptis’s “ownership interests in Vy-Gen technologies”. In response to the Staff’s comment, we have revised the disclosure on pages 181 and 186 of the Amended Registration Statement to more accurately describe Coeptis’ relationship with Vy-Gen. Specifically, Copetis’ interest in the referenced assets is better described as its right to participate in the revenue stream produced by Vy-Gen Bio Inc. (“Vy-Gen”) from certain of its assets for which Coeptis has been engaged in an active co-development role. This role is contemplated by the Co-Development and Steering Committee Agreement that was entered into between Therapeutics and Vy-Gen on December 20, 2021 and that was attached as Exhibit 4.1 to Therapeutics’ Current Report on Form 8-K filed with the Commission on December 27, 2021. Ultimately, the Vy-Gen relationship reflects a contractual right of Copetis to share in revenues received by Vy-Gen from the assets that will be actively co-developed with Coeptis.

In addition, Coeptis believes that it also meets multiple exceptions to the definition of “investment company” under the 1940 Act. First, under Section 3(b)(1), Coeptis is an “issuer primarily engaged, directly or indirectly through a wholly-owned subsidiary or subsidiaries, in a business other than that of investing, reinvesting, owning, holding or trading in securities.” Neither Therapeutics nor Pharmaceuticals has ever been “primarily engaged” in any of the businesses referenced in Section 3(b)(1). We note that Coeptis’ operations since the formation of Pharmaceuticals has included as its primary focus research, development and commercialization efforts related to pre-clinical products as well as FDA-approved products. For example, Coeptis has been involved in (i) research and development efforts related to several abbreviated new drug application candidates, including Vigabatrin 500mg tablets, Vigabatrin 500mg, Tiopronin 100mg Tablets, Carboprost Tromethamine Injection 250mcg/mL and Bupivacaine Liposomal Injection 13.3mg/mL and 266mg/20mL, which assets were ultimately sold and (ii) commercialization efforts in the U.S. and Puerto Rico of Conjupri and Consensi, two FDA-approved drug products that ultimately failed to gain meaningful traction.

Lastly, Coeptis’ officers are comprised of experienced business operators, scientists and other pharmaceutical specialists, each of whom has deep operational histories with numerous large and small pharmaceutical companies that operated at various stages of product development and commercialization. Each officer devotes its time and energy in support of Coeptis’s business of product research and development. No officer focuses on managing investments, or operating Coeptis as an investment vehicle. Furthermore, Coeptis has never held itself out as being primarily engaged in anything other than the business model described herein.

While Coeptis will review opportunities that are presented with the goal of providing value to its stockholders, at all times it has been, and fully-expects to remain, primarily engaged as a hands-on developer or co-developer of products for ultimate commercial use to the benefit of the public.

For the reasons stated above, Coeptis believes that it is not an “investment company” for purposes of the 1940 Act.

Where You Can Find More Information, page 198

44.	We note your disclosure that “[i]nformation provided by Bull Horn or Coeptis does not constitute any representation, estimate or projection of the other.” Since this statement could be read as a disclaimer of your responsibility for the disclosure in your filing provided by Coeptis, please revise your disclosure to remove any implication that you disclaim responsibility for any disclosures contained in your registration statement.

In response to the Staff’s comment, we have revised the disclosure on page 201 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

Financial Statements of Coeptis Therapeutics Inc., page F-40

45.	Please ensure that all comments issued on the Form 10-K for the year ended December 31, 2021 have been resolved and appropriately addressed in the financial statements included within the Form S-4.

We respectfully advise the Staff that the Company has been advised by Coeptis that no additional changes to its financial statements in the Form S-4 are necessary to address the comments issued on the Form 10-K for the year ended December 31, 2021.

Exhibits

46.	The consent provided for the financial statements of Bull Horn Holdings Corporation filed as Exhibit 23.1 refers to a report date of April 7, 2022 which is different than the date of the report provided on page F-2. Please arrange with your auditors to provide a new consent which refers to the appropriate report date.

The date of the report included in Bull Horn’s Form 10-K for the year ended December 31, 2021 inadvertently referred to April 8, 2022. We have revised page F-2 of the Amended Registration Statement to reflect the correct date of the report of April 7, 2022.

47.	We note the statement in Exhibit 99.3 that Vantage Point Advisors, Inc. “disclaim[s] that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.” Please have Vantage Point revise the consent to remove this disclaimer, as it appears that Vantage Point is required to provide a consent under Section 7 of the Securities Act because it provided an opinion that is summarized in and included in the registration statement and which is attributed to Vantage Point.

In response to the Staff’s comment, Vantage Point has removed the disclaimer language in Exhibit 99.3 of the Amended Registration Statement.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 5, 2022

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions or require additional information, please do not hesitate to contact our counsel, Joshua N. Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Name:	Robert Striar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Meister Seelig & Fein LLP